General Shareholders’ Meeting of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol”) hereby summons all Shareholders to the extraordinary Assembly of the General Shareholders’ Meeting to be held on Tuesday, November 11th, 2025, starting at 8:00 a.m., at the Auditorium of the Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C.

The Agenda for the meeting will be the following:

1.	Safety guidelines
2.	Quorum verification
3.	Opening of the General Shareholders’ Meeting by the Chief Executive Officer of Ecopetrol
4.	Approval of the Agenda
5.	Appointment of the Chairperson presiding over the General Shareholders’ Meeting
6.	Appointment of the commission responsible for scrutiny and counting of the votes
7.	Appointment of the commission responsible for the revision and approval of the minutes of the meeting
8.	Presentation and approval of amendments to the corporate bylaws of Ecopetrol S.A.

The meeting will be held in person and will be broadcast live via streaming on Ecopetrol's website.

The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote.

Shareholders who cannot attend the Meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code. The power of Attorney templates in both Spanish and English can be downloaded from the website at https://www.ecopetrol.com.co/asamblea-ext2025-eng.

For the legal representation of the shareholders, compliance will be given to the provisions of the Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers.

Except in cases of legal representation via proxy, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company’s financial statements. Additionally, they may not vote on the Company’s financial statements.

RICARDO ROA BARRAGÁN

Chief Executive Officer

RECOMMENDATIONS:

•	If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month.
•	To avoid overcrowding, guarantee the adequate participation of all shareholders, registration points will open as of 7:00 a.m.

•	To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms.
•	Only one helper per shareholder requiring additional assistance will be allowed entry.
•	No kit will be provided.
•	Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited.
•	If you experience symptoms of acute respiratory infection (cough, fever, sore throat, muscle pain), we recommend that you refrain from attending the Meeting and instead follow it live via streaming. If you do attend please wear a face mask during the Meeting.
•	Shareholders are invited to update their personal information through the Shareholder Service Office´s mail box and/or phone number and/or the Shareholder portal available on Ecopetrol´s website.

ADDITIONAL INFORMATION IS AVAILABLE AT:

Shareholder Services Office

Telephone Bogotá: +(57) 601307 70 75; rest of the country: +(57) 01 8000 113434

Email: accionistas@ecopetrol.com.co

www.ecopetrol.com.co

Bogota D.C., October 22, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co